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[CHARTERED SEMICONDUCTOR MANUFACTURING LETTERHEAD]



NEWS RELEASE


FOR IMMEDIATE RELEASE


MEDIA CONTACTS:

Chartered Singapore:                          For Chartered U.S.:
Rita Srinivasan                               Tiffany Sparks
(65) 360.4368                                 +1.408.941.1185
ritasrinivasan@charteredsemi.com              tiffanys@charteredsemi.com


                      CHARTERED PRESIDENT & CEO BARRY WAITE
              TAKES TEMPORARY MEDICAL LEAVE TO RECOVER FROM SURGERY

                   Waite expected to return within two months;
     Office of the President well-positioned to cover during CEO's absence

MILPITAS, CALIF. - MARCH 1, 2001 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered) today announced that company president & CEO Barry Waite has taken a temporary leave of absence to recover from surgery. The Company's Office of the President, a four-person executive management team that already acts as the company's collaborative decision-making authority, will assume additional responsibilities during Mr. Waite's temporary absence.

Waite underwent surgery Thursday, March 1 in the United States, to remove what is believed to be a non-malignant growth on his heart. The growth was detected during a medical exam on Tuesday of this week. The prognosis is excellent and Waite is expected to return to work within two months.

"The Office of the President structure has been in place and operating very effectively since last year. I am confident in the decision-making abilities of our executive team, and I don't foresee any interruption in Chartered's day-to-day operations during my absence," said Waite.


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Created in August 2000 as a foundation for future growth, Chartered's Office of the President expands the decision-making bandwidth by which the company operates, resulting in an increased responsiveness to customers on a global basis. In addition to Waite, the Office of the President consists of Rob Baxter, senior vice president of business operations; John Docherty, senior vice president of manufacturing and technology operations; and Chia Song Hwee, senior vice president, chief financial officer, and chief administrative officer. This group draws on close to 100 years of combined experience in the semiconductor industry, with strong backgrounds and track records of success in business operations, finance, manufacturing, and technology.

ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


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